Exhibit 99.1

Phoenix New Media Reports Third Quarter 2025 Unaudited Financial Results

Live Conference Call to be Held at 8:30 PM U.S. Eastern Time on November 12, 2025

BEIJING, China, November 13, 2025 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Mr. Yusheng Sun, CEO of Phoenix New Media, stated, “In the third quarter, through high-quality original content, innovative product experiences, and influential offline events, we further strengthened our influence and reputation in the media industry while achieving solid progress in both commercialization and user engagement. Looking ahead, we will continue to prioritize content innovation and IP creation, enhance brand influence, diversify monetization channels, and improve operational efficiency to drive sustainable long-term growth.”

Third Quarter 2025 Financial Results

REVENUES

Total revenues in the third quarter of 2025 increased by 22.3% to RMB200.9 million (US$28.2 million) from RMB164.3 million in the same period of 2024, primarily due to the year-over-year increase in both the Company’s paid services revenues and net advertising revenues.

Net advertising revenues in the third quarter of 2025 was RMB159.3 million (US$22.4 million), representing an increase of 7.3% from RMB148.4 million in the same period of 2024.

Paid services revenues in the third quarter of 2025 increased by 161.6% to RMB41.6 million (US$5.8 million) from RMB15.9 million in the same period of 2024. Paid services revenues comprise (i) revenues from paid contents and (ii) revenues from E-commerce and others. Revenues from paid contents in the third quarter of 2025 increased by 279.2% to RMB38.3 million (US$5.3 million) from RMB10.1 million in the same period of 2024, driven by revenues generated from the Company's digital reading services offered through mini-programs on third-party applications in the third quarter of 2025. Revenues from E-commerce and others in the third quarter of 2025 decreased by 43.1% to RMB3.3 million (US$0.5 million) from RMB5.8 million in the same period of 2024, as the Company scaled down its E-commerce business.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues in the third quarter of 2025 increased by 3.1% to RMB105.2 million (US$14.8 million) from RMB102.0 million in the same period of 2024.

Gross profit in the third quarter of 2025 increased by 53.6% to RMB95.7 million (US$13.4 million) from RMB62.3 million in the same period of 2024. Gross margin in the third quarter of 2025 was 47.6%, as compared to 37.9% in the same period of 2024. The increase in gross margin was mainly attributable to higher gross margin of the digital reading services offered through mini-programs and significant increase in revenues from such services.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Unaudited Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin in the third quarter of 2025, which excluded share-based compensation, increased to 47.6% from 37.9% in the same period of 2024.

OPERATING EXPENSES AND LOSS FROM OPERATIONS

Total operating expenses in the third quarter of 2025 increased by 23.6% to RMB109.0 million (US$15.3 million) from RMB88.2 million in the same period of 2024, primarily attributable to higher sales and marketing expenses incurred for the digital reading services offered through mini-programs.

Loss from operations in the third quarter of 2025 was RMB13.3 million (US$1.9 million), compared to loss from operations of RMB25.9 million in the same period of 2024. Operating margin in the third quarter of 2025 was negative 6.6%, compared to negative 15.8% in the same period of 2024.

Non-GAAP loss from operations in the third quarter of 2025, which excluded share-based compensation, was RMB13.3 million (US$1.9 million), compared to non-GAAP loss from operations of RMB25.9 million in the same period of 2024. Non-GAAP operating margin in the third quarter of 2025, which excluded share-based compensation, was negative 6.6%, compared to negative 15.8%, in the same period of 2024.

OTHER INCOME OR LOSS

Other income or loss reflects net interest income, foreign currency exchange gain or loss, income or loss from equity investments, net of impairment, fair value changes in investments, net, and others, net. Total net other income in the third quarter of 2025 was RMB16.3 million (US$2.3 million), compared to total net other income of RMB6.9 million recorded in the same period of 2024, which mainly consisted of the following items:

•
Net interest income in the third quarter of 2025 was RMB4.9 million (US$0.7 million), compared to RMB5.0 million in the same period of 2024.
•
Foreign currency exchange gain in the third quarter of 2025 was RMB2.0 million (US$0.3 million), compared to a foreign currency exchange gain of RMB3.0 million in the same period of 2024.
•
Fair value changes in investments, net in the third quarter of 2025 was a gain of RMB9.4 million (US$1.3 million), compared to a loss of RMB0.2 million in the same period of 2024, which were mainly attributable to the changes in estimated fair value of the underlying investments held by the Company through a private equity fund accounted using NAV as a practical expedient under ASC 820.

NET LOSS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss attributable to Phoenix New Media Limited in the third quarter of 2025 was RMB4.9 million (US$0.7 million), compared to net loss attributable to Phoenix New Media Limited of RMB18.5 million in the same period of 2024. Net margin in the third quarter of 2025 was negative 2.4%, compared to negative 11.3% in the same period of 2024. Net loss per basic and diluted ordinary share in the third quarter of 2025 was RMB0.01 (US$0.00), compared to net loss per basic and diluted ordinary share of RMB0.03 in the same period of 2024.

Non-GAAP net loss attributable to Phoenix New Media Limited, which excluded share-based compensation, income or loss from equity investments, net of impairment, and fair value changes in investments, net, was RMB14.1 million (US$2.0 million) in the third quarter of 2025, compared to non-GAAP net loss attributable to Phoenix New Media Limited of RMB18.0 million in the same period of 2024. Non-GAAP net margin in the third quarter of 2025 was negative 7.0%, compared to negative 11.0% in the same period of 2024. Non-GAAP net loss per basic and diluted ADS in the third quarter of 2025 was RMB1.17 (US$0.16), compared to non-GAAP net loss per basic and diluted ADS of RMB1.50 in the same period of 2024. “ADS(s)” refers to the Company's American Depositary Share(s), each representing 48 Class A ordinary shares of the Company.

In the third quarter of 2025, the Company’s weighted average number of ADSs used in the computation of basic and diluted net loss per ADS was 12,010,776. As of September 30, 2025, the Company had a total of 576,517,237 ordinary shares outstanding, or the equivalent of 12,010,776 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of September 30, 2025, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.0 billion (US$140.5 million).

Business Outlook

For the fourth quarter of 2025, the Company expects its total revenues to be between RMB205.9 million and RMB220.9 million; net advertising revenues are expected to be between RMB171.4 million and RMB181.4 million; and paid services revenues are expected to be between RMB34.5 million and RMB39.5 million.

All of the above forecasts reflect the current and preliminary view of the Company’s management, which are subject to changes and substantial uncertainty, particularly in view of the uncertainty of macroeconomic environment.

Conference Call Information

The Company will hold a conference call at 8:30 p.m. U.S. Eastern Time on November 12, 2025 (November 13, 2025 at 9:30 a.m. Beijing/Hong Kong time) to discuss its third quarter 2025 unaudited financial results and operating performance.

To participate in the call, please register in advance of the conference by clicking here (https://register-conf.media-server.com/register/BI0349cfd85e5e4d9b8c791740240c72b7). Upon registering, each participant will receive the participant dial-in numbers and a unique access PIN, which will be used to join the conference call. Please dial in 10 minutes before the call is scheduled to begin.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income or loss per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss attributable to Phoenix New Media Limited is net income or loss attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity investments, including impairment and fair value changes in investments, net. Non-GAAP net margin is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss per diluted ADS is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation, income or loss from equity investments, including impairment, and fair value changes in investments, net, which have been and will continue to be significant recurring items. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1190 to US$1.00, the noon buying rate in effect on September 30, 2025 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentations, all percentages are calculated using the numbers presented in the financial information contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Muzi Guo

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	September 30,	September 30,
	2024	2025	2025
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	607,579	488,299	68,591
Term deposits and short term investments	428,343	505,460	71,002
Restricted cash	9,761	6,253	878
Accounts receivable, net	326,795	322,365	45,283
Amounts due from related parties	76,404	45,648	6,412
Prepayment and other current assets	25,470	33,836	4,753
Total current assets	1,474,352	1,401,861	196,919
Non-current assets:
Property and equipment, net	4,440	11,418	1,604
Intangible assets, net	13,723	11,204	1,574
Available-for-sale debt investments	313	310	43
Equity investments, net	85,436	91,185	12,809
Deferred tax assets	63,258	55,835	7,843
Operating lease right-of-use assets, net	56,791	44,859	6,301
Other non-current assets	13,614	12,822	1,800
Total non-current assets	237,575	227,633	31,974
Total assets	1,711,927	1,629,494	228,893
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	144,670	136,615	19,190
Amounts due to related parties	24,327	33,882	4,759
Advances from customers	29,104	28,242	3,967
Taxes payable	175,932	173,778	24,410
Salary and welfare payable	86,607	73,809	10,368
Accrued expenses and other current liabilities	65,708	54,702	7,684
Operating lease liabilities	10,972	14,005	1,967
Total current liabilities	537,320	515,033	72,345
Non-current liabilities:
Long-term liabilities	15,497	15,497	2,177
Operating lease liabilities	45,700	33,828	4,752
Total non-current liabilities	61,197	49,325	6,929
Total liabilities	598,517	564,358	79,274
Shareholders' equity:
Phoenix New Media Limited shareholders' equity:
Class A ordinary shares	17,499	17,499	2,458
Class B ordinary shares	22,053	22,053	3,098
Additional paid-in capital	1,642,077	1,642,094	230,664
Treasury stock	(1,480)	(1,480)	(208)
Statutory reserves	99,124	99,124	13,924
Accumulated deficit	(566,701)	(611,704)	(85,926)
Accumulated other comprehensive loss	(37,305)	(39,637)	(5,568)
Total Phoenix New Media Limited shareholders' equity	1,175,267	1,127,949	158,442
Noncontrolling interests	(61,857)	(62,813)	(8,823)
Total shareholders' equity	1,113,410	1,065,136	149,619
Total liabilities and shareholders' equity	1,711,927	1,629,494	228,893

Phoenix New Media Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income/(loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenues:
Net advertising revenues	148,345	153,307	159,347	22,383	441,609	433,201	60,851
Paid service revenues	15,933	33,846	41,561	5,838	43,979	110,072	15,462
Total revenues	164,278	187,153	200,908	28,221	485,588	543,273	76,313
Cost of revenues	(102,006)	(95,131)	(105,220)	(14,780)	(313,887)	(292,832)	(41,134)
Gross profit	62,272	92,022	95,688	13,441	171,701	250,441	35,179
Operating expenses:
Sales and marketing expenses	(44,226)	(68,545)	(73,377)	(10,307)	(120,700)	(204,960)	(28,791)
General and administrative expenses	(26,689)	(14,135)	(19,300)	(2,711)	(69,891)	(54,468)	(7,651)
Technology and product development expenses	(17,314)	(16,553)	(16,310)	(2,291)	(52,540)	(49,888)	(7,008)
Total operating expenses	(88,229)	(99,233)	(108,987)	(15,309)	(243,131)	(309,316)	(43,450)
Loss from operations	(25,957)	(7,211)	(13,299)	(1,868)	(71,430)	(58,875)	(8,271)
Other income/(loss):
Interest income, net	4,995	6,090	4,924	692	23,883	16,078	2,258
Foreign currency exchange gain/(loss)	2,953	(1,023)	2,026	285	1,892	944	133
Loss from equity method investments, including impairment	(248)	(3,115)	(245)	(34)	(6,112)	(3,547)	(498)
Fair value changes in investments, net	(174)	(10)	9,376	1,317	2,321	9,298	1,306
Others, net	(658)	193	206	29	(663)	659	93
(Loss)/income before income taxes	(19,089)	(5,076)	2,988	421	(50,109)	(35,443)	(4,979)
Income tax expense	(551)	(4,627)	(7,990)	(1,122)	(852)	(9,516)	(1,337)
Net loss	(19,640)	(9,703)	(5,002)	(701)	(50,961)	(44,959)	(6,316)
Net loss/(income) attributable to noncontrolling interests	1,154	(652)	80	11	1,000	(44)	(6)
Net loss attributable to Phoenix New Media Limited	(18,486)	(10,355)	(4,922)	(690)	(49,961)	(45,003)	(6,322)
Net loss	(19,640)	(9,703)	(5,002)	(701)	(50,961)	(44,959)	(6,316)
Other comprehensive (loss)/income, net of tax: foreign currency translation adjustment	(4,945)	710	(2,928)	(411)	(3,374)	(2,332)	(328)
Comprehensive loss	(24,585)	(8,993)	(7,930)	(1,112)	(54,335)	(47,291)	(6,644)
Comprehensive loss/(income) attributable to noncontrolling interests	1,154	(652)	80	11	1,000	(44)	(6)
Comprehensive loss attributable to Phoenix New Media Limited	(23,431)	(9,645)	(7,850)	(1,101)	(53,335)	(47,335)	(6,650)
Net loss per Class A and Class B ordinary share:
Basic	(0.03)	(0.02)	(0.01)	(0.00)	(0.09)	(0.08)	(0.01)
Diluted	(0.03)	(0.02)	(0.01)	(0.00)	(0.09)	(0.08)	(0.01)
Net loss per ADS (1 ADS represents 48 Class A ordinary shares):
Basic	(1.54)	(0.86)	(0.41)	(0.06)	(4.16)	(3.75)	(0.53)
Diluted	(1.54)	(0.86)	(0.41)	(0.06)	(4.16)	(3.75)	(0.53)
Weighted average number of Class A and Class B ordinary shares used in computing net loss per share:
Basic	576,517,237	576,517,237	576,517,237	576,517,237	576,877,332	576,517,237	576,517,237
Diluted	576,517,237	576,517,237	576,517,237	576,517,237	576,877,332	576,517,237	576,517,237

Phoenix New Media Limited

Unaudited Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenues:
Net advertising service	148,345	153,307	159,347	22,383	441,609	433,201	60,851
Paid services	15,933	33,846	41,561	5,838	43,979	110,072	15,462
Total revenues	164,278	187,153	200,908	28,221	485,588	543,273	76,313
Cost of revenues
Net advertising service	95,656	89,353	99,799	14,019	289,093	275,748	38,734
Paid services	6,350	5,778	5,421	761	24,794	17,084	2,400
Total cost of revenues	102,006	95,131	105,220	14,780	313,887	292,832	41,134
Gross profit
Net advertising service	52,689	63,954	59,548	8,364	152,516	157,453	22,117
Paid services	9,583	28,068	36,140	5,077	19,185	92,988	13,062
Total gross profit	62,272	92,022	95,688	13,441	171,701	250,441	35,179

Phoenix New Media Limited

Unaudited Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenue sharing fees	2,373	1,671	1,336	188	9,093	5,855	822
Content and operational costs	93,686	88,219	101,337	14,234	285,816	272,583	38,290
Bandwidth costs	5,947	5,241	2,547	358	18,978	14,394	2,022
Total cost of revenues	102,006	95,131	105,220	14,780	313,887	292,832	41,134

Phoenix New Media Limited

Unaudited Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended September 30, 2024				Three Months Ended June 30, 2025				Three Months Ended September 30, 2025
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB

Gross profit	62,272	27	(1)	62,299	92,022	7	(1)	92,029	95,688	-	(1)	95,688
Gross margin	37.9%			37.9%	49.2%			49.2%	47.6%			47.6%
Loss from operations	(25,957)	33	(1)	(25,924)	(7,211)	7	(1)	(7,204)	(13,299)	-	(1)	(13,299)
Operating margin	(15.8)%			(15.8)%	(3.9)%			(3.8)%	(6.6)%			(6.6)%
		33	(1)			7	(1)			-	(1)
		248	(2)			3,115	(2)			245	(2)
		174	(3)			10	(3)			(9,376)	(3)
Net loss attributable to Phoenix New Media Limited	(18,486)	455		(18,031)	(10,355)	3,132		(7,223)	(4,922)	(9,131)		(14,053)
Net margin	(11.3)%			(11.0)%	(5.5)%			(3.9)%	(2.4)%			(7.0)%
Net loss per ADS-basic and diluted	(1.54)			(1.50)	(0.86)			(0.60)	(0.41)			(1.17)
Weighted average number of ADSs used in computing basic and diluted net loss per ADS	12,010,776			12,010,776	12,010,776			12,010,776	12,010,776			12,010,776

(1) Share-based compensation

(2) Loss from equity investments, net of impairment

(3) Fair value changes in investments, net